UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 15, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON ESTIMATED PROFIT INCREASE

IN INTERIM RESULTS OF 2015

This announcement is made by the Company pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the Board confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibilities for any misrepresentations or misleading statements contained in, or material omissions from, this announcement.

I.	RESULTS ESTIMATE FOR THE PERIOD

1.	Results estimate period:

1 January 2015 to 30 June 2015

2.	Results estimate:

China Eastern Airlines Corporation Limited (the “ Company ”) has made a preliminary estimate in conformity with the China Accounting Standards for Business Enterprises (CASBE) on the operating results of the Company for the first half of 2015. The net profit attributable to the equity holders of the Company for the first half of 2015 is expected to be RMB3.5 billion to RMB3.7 billion, representing an increase of 24900% to 26329% as compared to the corresponding period last year.

3.	Financial information involved in this results estimate announcement has not been audited by certified public accountants.

II.	RESULTS FOR THE CORRESPONDING PERIOD LAST YEAR

1.	Net profit attributable to the equity holders of the Company: RMB14 million.

2.	Earnings per share: RMB0.0011.

III.	REASONS FOR THE ESTIMATED PROFIT INCREASE FOR THE CURRENT PERIOD

(1)

During the first half of 2015, benefiting from the factors such as continual low international crude oil prices, the adjustment of China’s economic structure and consumption upgrade of residents, there was strong demand for the aviation market;

(2)

The Company has further enhanced its capabilities in corporate operation and management, such as operation coordination, analysis of the market and cost control to better seize market opportunities; and

(3)	The Company has steadily pushed forward various reforms and transformations, thereby increasing its competitiveness persistently.

IV.	RISK ALERT

The board of directors of the Company (the “Board”) hereby caution investors that the results estimate set forth above represents a preliminary estimate based on CASBE and has not been audited. Exact financial information is subject to the disclosure to be made in the 2015 unaudited interim report of the Company. Potential investors are advised to be mindful of risks associated with their investments.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

Shanghai, the People’s Republic of China

15 July 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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